SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MAY 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: May 18, 2022

List of materials

Documents attached hereto:

i) Press release: Sony Corporate Strategy Meeting FY2022

May 18, 2022
Sony Group Corporation

Sony Corporate Strategy Meeting FY2022
Sony Group Corporation made the above announcement on May 18, 2022. For details, please see the attached press release.

No. 22-021E
May 18, 2022

Sony Corporate Strategy Meeting FY2022
Strengthening Content IP, DTC and Technology Initiatives
and Creating New Entertainment Experiences in the Kando Space
Centered Around the Metaverse and Mobility

Tokyo, Japan - Sony Group Corporation (“Sony” or the “Company”) today held its Corporate Strategy Meeting for the fiscal year ending March 31, 2023 (“FY2022”).

Chairman, President and CEO Kenichiro Yoshida explained that Sony continues to engage in management with a long-term view, based on its Purpose (or reason for being) to “fill the world with emotion (or Kando) through the power of creativity and technology,” and its corporate direction of getting closer to people. He emphasized Sony’s “Responsibility” and “Contribution” to people, society and the Earth, and outlined the investment and growth Sony is making across its three business domains centered on people. Mr. Yoshida then presented the initiatives Sony is implementing to support the evolution of entertainment through the power of creativity and technology, including further strengthening its content intellectual property (“IP”) and direct-to-consumer (“DTC”) services in its three entertainment businesses that “move people’s hearts,” its efforts to create new entertainment experiences in the Kando space centered around the metaverse and mobility, and its technological advancements centered around sensing technology that captures the real world, and artificial intelligence (“AI”) that learns from the world.

Highlights from the presentation are below. For further details, please refer to the speech materials, presentation slides and recorded webcast from the event, which will be available on Sony's Investor Relations website.

1.  Responsibility and Contribution to People, Society and the Earth
●
Based on its Purpose, Sony is continuously devoted to management with a long-term view, centered around Kando and people, including creators, users and employees. Sony is also advancing initiatives across its businesses to fulfill its corporate responsibility to society and the global environment, and contribute through its technology and businesses. Today, Sony announced that it is accelerating, by 10 years, its targets of achieving 100% renewable electricity use (RE100) and carbon neutrality for the entire Sony Group.
(For further information please refer to the press release issued today. https://www.sony.com/en/SonyInfo/News/Press/202205/22-022E/)

2.  Investment and Growth in Three Business Domains Centered on People
●	Businesses that “move people’s hearts”: Game & Network Services (“G&NS”) business, Music business, Pictures business
➢	Over the past four years Sony has executed over 1 trillion yen in strategic investments to enhance its content IP and DTC services.
➢	In the DTC space, Sony values its relationships with partners, and has a long-term vision of directly connecting the Sony Group with 1 billion people interested in entertainment.
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●	Businesses that “connect people to people”: Entertainment, Technology & Services business, Imaging and Sensing Solutions (“I&SS”) business
➢	Provide technology, products and services to creators who create Kando content and to the users who experience it.
➢
In the I&SS business, Sony has spent approximately 1 trillion yen to invest in its image sensors over the last four years, and retains a leading share of the image sensor market. It also intends to advance its initiatives in automotive and IoT sensing as growth areas.

●	Businesses that “support people”: Medical business, Financial Services business
➢	In the medical business, products that leverage Sony’s optical disc technology to study cells are contributing to research on cancer and viruses, and to the manufacture of cellular medicine.
➢	The financial services business provides peace of mind and convenience in daily life to over 8 million customers through its life insurance, non-life insurance and banking services and products.
●
Sony has set growth in EPS (earnings per share) over the long-term as a crucial discipline for management, and intends to continue to make strategic investments for growth focused around content IP, DTC services and technology. Sony has also positioned the repurchase of its shares as part of its strategic investment, and plans to continue to make repurchases in a flexible manner.

3.  Initiatives in Three Entertainment Businesses that “Move People’s Hearts” - Content IP / DTC Services
Sony’s G&NS, Music and Pictures businesses that “move people’s hearts” have continuously grown since the fiscal year ended March 31, 2013. Their total sales exceeded 50% of Sony’s consolidated sales for the first time in FY21, and their operating income accounted for two-thirds of consolidated operating income.
●	G&NS business
➢	Implemented initiatives to get closer to creators through the creation of IP while also getting closer to users through DTC services.
➢	Consoles: Sony plans to achieve further growth with the 18 million PlayStation5 units it expects to sell this fiscal year.
➢
Network services: PlayStation™Network (“PSN”) generates more than 1 trillion 800 billion yen in cumulative sales over the network and more than 100 million accounts* access the service currently. A major renewal of the PlayStationPlus subscription service is scheduled to roll-out in June 2022 in order to strengthen PSN.

➢
First party studios: While Sony will continue to value its relationships with third party studios, PlayStation Studios, which are its first party studios, made numerous acquisitions and equity investments over the past year.

➢	Sony Interactive Entertainment signed definitive agreements for the acquisition of Bungie, Inc., which represents a major step in becoming more multi-platform and enhancing Sony’s live game services.
*As of the end of March 2022.

●	Music business
➢
Sony aims to be the closest company to artists and songwriters, and is focused on supporting them from the creative side. As a leader in the industry, which has been expanding since 2014 due to the growth of streaming services, Sony is continuously producing hits.

➢
Independent labels: Sony provides various support to independent artists through The Orchard. Sony has also acquired Brazilian music label Som Livre, and launched a new label in India, as part of its efforts to make more artists in growing emerging markets known to the world.

➢	Independent artists: Sony is also strengthening its support of independent artists through AWAL, which provides them with music production and distribution services.
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➢	Expansion of distribution partners: In addition to distribution partners who operate streaming services, Sony is also collaborating with various service partners to expand the reach of its artists.
➢	In Japan, Sony is engaging in efforts to discover and nurture artists through “social” initiatives.

●	Pictures business
➢	As in the Music business, Sony is working to support creators, as well as to create and expand content IP.
➢	Strengthening IP creation capability: Sony has made several acquisitions including drama production studios in the Television Productions space.
➢
Expansion of Sony Pictures Universe of Marvel Characters: In the Motion Pictures space, Sony continues to emphasize theaters. Spider-Man: No Way Home recorded the third highest cumulative box office revenue in the history of the United States. In April of this year, Sony released Morbius, which introduced a new character from Marvel, and intends to continue to expand this world of characters going forward.

➢
IP development that takes advantage of the diversity of the Sony Group: Sony is also creating film and television productions based on game IP. In addition to the movie Uncharted, released in February this year, Sony plans to continue to deploy various game IP made by creators.

➢
DTC based on Communities of Interest: While continuing to value its collaboration with theaters and distribution partners, Sony is also expanding its DTC services based around “Communities of Interest” (where people share Kando experiences and similar interests). These include Crunchyroll for anime fans and Sony LIV in India, which is rooted in local culture. At the end of last year, definitive agreements ere reached to merge Sony Pictures Networks India, a subsidiary of Sony Pictures Entertainment Inc., and Zee Entertainment. Sony believes the merger will help further accelerate the digital service businesses in the rapidly growing Indian market.

4.  Creating New Entertainment Experiences in the Kando Space – Two Growth Areas of Metaverse and Mobility
As experiences over the network are evolving into more live ones through technology, Sony intends to leverage the unique strengths provided by its diverse businesses and expertise in game technology, which will form the basis of entertainment experiences going forward, creating new entertainment experiences in the area of the metaverse, where growth is anticipated. Furthermore, in the mobility growth area, Sony will proceed with efforts to transform the moving space into a new entertainment space, and contribute to the evolution of mobility.
●	Initiatives in the metaverse/live network space
➢
From live services in the game space to its partnership with Manchester City Football Club in the sports space, and live virtual performances by Sony Music artists in the music space, Sony is strengthening its initiatives to create new live entertainment experiences.

●	Contribution in mobility space
➢
Sony aims to contribute to mobility in the three areas of safety, entertainment and adaptability. Sony is proceeding with discussions on a strategic alliance with Honda Motor Co., Ltd. Sony and Honda aim to start selling electric vehicles developed through this alliance in 2025.

5.  Technology that Supports the Evolution of Entertainment – Sensing and AI Technology
Sensing and AI technology play an important role in ADAS, which supports the safety of mobility. These technologies are also increasingly important in the area of audio and video that Sony has been working on for many years. For example, they are evolving image recognition capabilities in the image capturing process, and are also being used in areas such as game and movie production, as well as 3D model production. Furthermore, Sony also intends to support the evolution of the entertainment space in areas such as virtual production, sports and VR, through its sensing technology that captures the real world and the AI technology that learns from the world.
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●	Technology that gets closer to creators
➢	Examples include virtual production that uses Crystal LED, and Hawk-Eye Innovations’ tracking system that converts athletes’ movements into data using advanced AI.
●	Technology that gets closer to users
➢
Including the PlayStationVR2 next-generation virtual reality system, an AI agent that increases the value of the experience in the game space, and aibo, which stays close to and grows together with people by acting on its own innate curiosity.

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Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Sony adopted International Financial Reporting Standards (IFRS) starting in the three months ended June 30, 2021, in lieu of the previously applied generally accepted accounting principles in the United States (U.S. GAAP). The results for the fiscal year ended March 31, 2021 are also presented in accordance with IFRS. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)
changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)
Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)
Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)
Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of COVID-19 and developments relating to the situation in Ukraine and Russia could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

EOF
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